Lincoln Financial Group 1301 S. Harrison Street Fort Wayne, IN 46801

October 18, 2024

Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Lincoln Funds Trust (the “Registrant”)

(File Number: 811-23952)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, the Registrant hereby files with the Securities and Exchange Commission certain information concerning its bonding coverage for officers and employees of the Registrant.

This filing contains the following exhibits:

A.	A copy of the current bond;

B.	A copy of the resolution of a majority of the Board of Trustees, including a majority of the Board of Trustees who are not “interested persons”, approving the form and amount of the bond;

C.	A statement as to the current period for which premiums have been paid.

Sincerely,

/s/James Hoffmayer

James Hoffmayer

Chief Accounting Officer

AMBA In CA dba Assn Member Benefits & Insurance Agency P.O. Box 850179 Minneapolis, MN, 55485-0179

Appointed Producer for National Union Fire Ins of Pittsburgh.

FINAL BINDER OF INSURANCE CONFIRMATION LETTER

October 1, 2024

Willis Towers Watson Northeast Inc

Brookfield Place

200 Liberty Street

New York, NY 10281

RE:	Named Insured:	Lincoln Funds Trust
	Principal Address:	1301 South Harrison Street
Fort Wayne, IN 46802

Bond Type: Investment Company Blanket Bond 41206 (9/84)
Insurance Carrier: National Union Fire Ins of Pittsburgh
Insurance Carrier Address:, New York, NY .
Bond # 27708284
Bond Period: from September 30, 2024 to September 30, 2025

On behalf of National Union Fire Ins of Pittsburgh (hereinafter “Insurer”), I am pleased to confirm the binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review this Binder for accuracy and contact us prior to the effective date of policy coverage of any inaccuracy(ies) found within the issued Binder. If we do not hear from you prior to the effective date of policy coverage, it will be understood that this Binder has been accepted as an accurate description of the agreed upon terms of coverage.

***IMPORTANT POLICY ISSUANCE VERIFICATION***

A policy will be issued with the name and address of the Insured exactly as referenced in the “Policy Information” Section of this Binder. If this information is inaccurate, please advise us immediately.

POLICY INFORMATION

INSURED:	Lincoln Funds Trust

INSURED’S ADDRESS:	1301 South Harrison Street, Fort Wayne, IN 46802

TYPE OF BOND: Investment Company Blanket Bond

BASIC FORM:	41206 (9/84)

INSURANCE COMPANY: National Union Fire Ins of Pittsburgh

BOND NUMBER:	27708284

EFFECTIVE DATE:	September 30, 2024 EXPIRATION DATE: September 30, 2025

Insuring Agreement	Limit of Liability	Deductible

(A)-FIDELITY	$400,000	$0
(B)-AUDIT EXPENSE	$25,000	$5,000
(C)-ON PREMISES	$400,000	$5,000
(D)-IN TRANSIT	$400,000	$5,000
(E)-FORGERY OR ALTERATION	$400,000	$5,000
(F)-SECURITIES	$400,000	$5,000
(G)-COUNTERFEIT CURRENCY	$400,000	$5,000
(H)-STOP PAYMENT	$25,000	$5,000
(I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

Optional Insuring Agreements and Coverages:
(J)-COMPUTER SYSTEMS FRAUD	$400,000	$5,000
(K)-UNAUTHORIZED SIGNATURES	$25,000	$5,000
(L)-AUTOMATED PHONE SYSTEMS	$400,000	$5,000
(M)- TELEFACSIMILE TRANSMISSIONS	$400,000	$5,000

OTHER TERMS:	Per Insurer quote/indication letter dated 08/05/2024

PREMIUM:	$1,174.00

SUBPRODUCER COMMISSION: 0.00%

Important Conditions Of Binder: See Below

Investment Company Blanket Bond 41206 (9/84) will provide the basic contract. If you have not been previously provided with a copy of this bond form, a specimen is enclosed or will be provided at your request. Please read it carefully.

OUTSTANDING SUBJECT TO INFORMATION:

1.	-Premium

The following riders/endorsements will be added to the basic bond:

Form #	Ed Dt	Title
91222	4/13	Policyholder Notice
SR5538		Rider 1- List of Funds
89644	06/13	Coverage Territory - OFAC
103004	10/09	Insuring Agreement K
103012	10/09	Amendment to Termination
41206	09/84	Investment Company Blanket Bond (Insuring Agreements A-I)
103014	10/09	Insuring Agreement L
129995	08/18	Automatic Increase In Limits For Investment Companies
115903	10/13	Protected Information Exclusion
113022	10/12	Indirect or Consequential Loss Exclusion
140342	03/21	Computer Crime Rider
121476	04/16	Fraudulent Transfer Instructions Via Telephone and Email Rider

CONDITIONS OF BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Binder. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a notice of loss or claim or circumstances that might give rise to a loss or a claim between the date of this Binder indicated above and the Effective Date of coverage.

Please note this Binder contains only a general description of coverages provided. For a detailed description of the terms and conditions of the bond referenced above, you must refer to the bond itself and any rider/endorsements thereto.

Sincerely,

Nathan Holtz

CA Lic. 0M00473

AMBA

CA License #0I96562, In CA dba Assn. Member Benefits & Insurance Agency

LINCOLN FUNDS TRUST

Board of Trustees Meeting

August 7, 2024

Resolution No. 11

Approval of Fidelity Bond Coverage

WHEREAS, Management has recommended that the Board of Trustees (the “Board”) of Lincoln Funds Trust (the “Trust”), approve for the Trust and its series Funds (the “Funds”) the coverage under a fidelity bond issued by National Union Fire Ins of Pittsburgh (the “Bond”) for the twelve-month period starting from the launch of the Funds; and

WHEREAS, The Board, in evaluating the Bond and each Fund’s premium allocation, has considered relevant factors, including without limitation:

(a)	the value of the aggregate assets of the Funds,

(b)	the type and terms of the arrangements made for the custody and safekeeping of such assets,

(c)	the nature of the securities and other assets in the Funds’ respective portfolios,

(d)	the number of other parties named as insureds,

(e)	the nature of the business activities of such other parties,

(f)	the amount of the Bond,

(g)	the amount of the premium for the Bond,

(h)	the ratable allocation of the premium among all parties named as insureds, and

(i)	the extent to which the share of the premium allocated to each Fund is less than the premium which such Fund would have had to pay if it had provided and maintained a single insured bond.

NOW, THEREFORE, BE IT RESOLVED, That the Board hereby determines that it is in the best interest of the Trust and each Fund to participate in the coverage under the Bond and that the proposed premium allocation to the Trust and each Fund is fair and reasonable based upon relevant factors;

RESOLVED FURTHER, That the Board, including a majority of those Trustees who are not “interested persons” of the Trust within the meaning of such term as set forth in Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”), hereby approves the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by the Trust and each Fund, effective as of the launch of the Funds;

RESOLVED FURTHER, That the officers of the Trust be and hereby are authorized and directed to cause such Trust and its Funds to participate, effective as of the launch date of the Funds, in the Bond in the aggregate amount of $400,000; and

RESOLVED FURTHER, That the officers of the Trust be and hereby are authorized and directed to sign the agreement, to make the filings, and to give the notices, required of such Trust by Rule 17g-1 under the 1940 Act.

2

Remit via Standard US Mail: Willis Towers Watson Northeast, Inc. Church Street, P.O. Box 4557 New York, NY 102494557 (212) 915-8888 Lincoln Funds Trust 1301 S Harrison Street Fort Wayne, IN 46802

INVOICE		No. 3880088
Due Upon Receipt
Account Code	Total Due	Date

LINCNAT-02	$102,691.00	10/8/2024

Site ID:

***COMPETITIVE, FLEXIBLE PREMIUM FINANCING OPTIONS MAY BE AVAILABLE UPON REQUEST. PLEASE CONTACT YOUR WTW REPRESENTATIVE. (EXCLUDES SURETY) ***

Please return this portion with your payment

Make checks payable to:  Willis Towers Watson Northeast, Inc.

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

24140324	09/30/2024	DOC 7520303-00	Zurich American Insurance Company	$15,745.00

	New Business		09/30/2024 to 09/30/2025

	Side A - $5M xs $10M

			Sub-Total:	$15,745.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

24140249	09/30/2024	27708284	National Union Fire Insurance Company of Pittsburgh	$1,174.00

	New Business		09/30/2024 to 09/30/2025

	ICBB - $400K

			Sub-Total:	$1,174.00

Item #	Effective Date Description	Policy Number	Carrier Policy Period	Amount

24140306	09/30/2024	01-615-85-91	AIG Specialty Insurance Company	$83,680.00

	New Business		09/30/2024 to 09/30/2025

	D&O/E&O - $10M

24140310	09/30/2024	01-615-85-91	Indiana Department of Insurance	$2,092.00

	Surplus Lines Tax		09/30/2024 to 09/30/2025

	D&O/E&O - $10M

			Sub-Total:	$85,772.00
			Total Due:	$102,691.00

10/8/2024	Lincoln National Corporation	Page	1 of 2
Invoice No. 3880088

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.

Remit via Standard US Mail: Willis Towers Watson Northeast, Inc. Church Street, P.O. Box 4557 New York, NY 102494557 (212) 915-8888 Lincoln Funds Trust 1301 S Harrison Street Fort Wayne, IN 46802

INVOICE		No. 3880088
Due Upon Receipt
Account Code	Total Due	Date

LINCNAT-02	$102,691.00	10/8/2024

Site ID:

Please return this portion with your payment

Make checks payable to:  Willis Towers Watson Northeast, Inc.

ACH/WIRING INSTRUCTIONS

BANK NAME: JP Morgan Chase Bank, New York NY

ABA#021000021 / Acct#144810563

ACCOUNT NAME: Willis Towers Watson Northeast, Inc.

***PLEASE REFERENCE INVOICE NUMBER***

Please send remittance details to NYK.Receivables@wtwco.com

LOCKBOX OVERNIGHT ADDRESS

JP Morgan Chase

Willis Towers Watson Northeast Inc. #4557

4 Chase Metrotech Center 7th FL East

Brooklyn, NY 11245

10/8/2024	Lincoln National Corporation	Page	2 of 2
Invoice No. 3880088

Willis Towers Watson (hereafter referred to as “WTW”) is a member of a major international group of companies. In addition to the compensation received by WTW from insurers for placements of your insurance coverages, other parties, such as excess and surplus lines brokers, wholesalers, reinsurance intermediaries, underwriting managers and similar parties (some of which may be owned in whole or in part by WTW’ corporate parents or affiliates), may earn and retain usual and customary commissions for their role in providing insurance products or services to clients under their separate contracts with insurers or reinsurers. The compensation that will be paid to WTW will vary based on the insurance contract it sells. Depending on the insurer and insurance contract you select, compensation may be paid by the insurer selling the insurance contract or by another third party. Such compensation may be contingent and may vary depending on a number of factors, including the insurance contract and insurer you select. In some cases, other factors such as the volume of business WTW provides to the insurer or the profitability of insurance contracts WTW provides to the insurer also may affect compensation. Upon request, WTW will provide you with additional information about the compensation WTW expects to receive based in whole or in part on your purchase of insurance.